

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 5, 2007

Mr. Dror Moran
Chief Financial Officer
Blue Square-Israel LTD.
2 Amal Street
Rosh Ha'ayin 48092, Israel

> **RE:** **Blue Square-Israel LTD.**
> **Form 20-F for Fiscal Year Ended December 31, 2006**
> **Filed June 28, 2007**
> **File No. 1-14426**

Dear Mr. Moran:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

William Thompson
Branch Chief